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                                                                    EXHIBIT 4.12


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                AGREEMENT FOR THE SALE AND PURCHASE OF SHARES IN
                 THE COMPANIES SAMMIC, S.A. AND SAMMIC LIMITED



                              Entered into between



                                of the one part,

               ENODIS NEDERLAND BV, BERISFORD INDUSTRIAL HOLDINGS
                               LTD and ENODIS PLC



                                       AND



                                of the other part

                           ASOCIACION KAISERI 99, S.L.






                            Madrid, 13 December 2.001


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In Madrid, on 13 December 2001.

                                        I

                                     APPEAR

Of the one part,

Enodis Nederland BV, a company whose details, together with the person acting for and on behalf of the company and the powers of that person, are shown in Appendix A.

Berisford Industrial Holdings Ltd, a company whose details, together with the person acting for and on behalf of the company and the powers of that person, are shown in Appendix B.

Enodis Plc, a company whose details, together with the person acting for and on behalf of the company and the powers of that person, are shown in Appendix C.

Of the other part,

ASOCIACION KAISERI 99, S.L., a company whose details, together with the person acting for and on behalf of the company and the powers of that person, are shown in Appendix D.

                                       II

                                   DEFINITIONS

For the purposes of this Agreement the terms which appear in Appendix E shall have the meaning attributed to each of them in the said Appendix. Other terms may be defined elsewhere in the Agreement.

The parties mutually acknowledge the fact that they have sufficient capacity to execute this Agreement,

                                       III

                                     WHEREAS

I.- Sammic, S.A. is a Spanish public limited company [sociedad anonima] which has its registered office at calle Atxubiaga, 14, Azpeitia (Guipuzcoa). It was incorporated with the name of Berisford Espana, S.A. for an indefinite length of time pursuant to a deed executed before the Madrid Notary Public Mr Carlos Ruiz-Rivas Hernando on

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       23 June 1997, is registered in the Guipuzcoa Companies Registry in volume
       1,648, sheet SS-12.852, folio 1, section 8, and is the holder of Taxpayer's Identification Code n(0) A20597951. It has a share capital of one thousand million pesetas (1,000,000,000 ptas.) divided into one million registered shares with a nominal value of 1,000 ptas. each, numbered 1 to 1,000,000 inclusive, which are fully paid up and belong to the same class and series and which do not have any ancillary benefits connected with their ownership.

II.- Enodis Nederland BV is the owner of all the Shares in Sammic, S.A., which are free from any kind of charge or encumbrance and there is no retention of a judicial or any other kind over them, nor are they subject to any attachments. All the requirements of the law and the company's Articles of Association in relation to their transfer have been complied with, meaning that the transfer can take place without restriction as all the Shares are fully and lawfully owned by Enodis Nederland BV. The certificates which evidence ownership of the Shares in Sammic, S.A. are identified in Appendix II.

III.- Berisford Industrial Holdings Ltd. is the owner of 27,400 preference shares and 30 ordinary shares in Sammic Limited, which are free from any kind of charge or encumbrance and there is no retention of a judicial or any other kind over them, nor are they subject to any attachments. All the requirements of the law and the company's Articles of Association in relation to their transfer have been complied with, meaning that the transfer can take place without restriction as all the Shares in Sammic Limited are fully and lawfully owned by Berisford Industrial Holdings Ltd. The certificates which evidence ownership of the Shares in Sammic Limited are identified in Appendix III. The other shares representing the capital of Sammic Limited, other than the Shares in Sammic Limited (as the said term is defined herein) are owned by Sammic, S.A.

IV.- Sammic, S.A. is the parent company of various Subsidiaries whose identification details are shown in Appendix IV. Appendix IV also shows the instruments by which the shares and/or interests in the Subsidiaries were acquired. They are free from any kind of charge or encumbrance and there is no retention of a judicial or any other kind over them, nor are they subject to any attachments.

V.- The business of Sammic, S.A. and the Subsidiaries consists principally of the manufacture and sale of sale of machinery, fittings and other equipment for industrial catering use.

VI.- The Purchaser has conducted a review of the position of Sammic, S.A. and the Subsidiaries ("Due diligence") pursuant to which no material contingency was discovered which should have been reflected in the Financial Statements, specially, nor having detected any failure to comply with the Social Security obligations or voluntary additional payments to Social Security benefits (contributions to pensions plans or funds).


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VII.-  In order to fix and define the respective positions of the Vendors and the Purchaser in relation to the Shares to be acquired pursuant to this Agreement, the Parties have agreed to enter into this Agreement on the basis of the following

                                       IV

                                     CLAUSES

Clause 1.   Sale and purchase of the Shares

1.1    Sale and purchase

       By this Agreement Enodis Nederland BV agrees to sells the Shares in Sammic, S.A. to the Purchaser and the Purchaser agrees to purchases the same, with everything which is incidental to and inherent in them, free from charges, encumbrances, mortgages and liabilities.

       By this Agreement Berisford Industrial Holdings Ltd. agrees to sells the Shares in Sammic Limited to the Purchaser and the Purchaser agrees to purchases the same, with everything which is incidental to and inherent in them, free from charges, encumbrances, mortgages and liabilities.

1.2    Purchase Price

       The purchase price ("Purchase Price") of the Shares is as follows:

           (i) 20,512,277.90 pounds sterling plus 419,253,912 pesetas for all the Shares in Sammic, S.A., a price to be allocated equally in all the Shares in Sammic, S.A.

           (ii) 100,000 pounds sterling for the Shares in Sammic Limited, that is to say, a price of one pound for each of the 27,400 preference shares of Sammic Limited that are owned by Berisford Industrial Holdings Limited and 72,600 pounds sterling for 30 ordinary shares of Sammic Limited that are owned by Berisford Industrial Holdings Limited, that is, 2,420 pounds sterling for each of the ordinary shares.

1.3    Payment Mechanism

        The price of the Shares is hereby paid in full in the following manner:

           (i) As regards 20 million pounds sterling of the Purchase Price, it is hereby to be paid its equivalent in Euros at the Conversion Rate, that is, thirty two million two hundred and six thousand one hundred and nineteen Euros and sixteen cents (32,206,119.16) at the direction of the Vendors by means of an irrevocable electronic transfer to:

                     National Westminster Bank Plc, London

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                           Swift Code: NWBKGB2L

                           Further credit to:

                           National Westminster Bank Plc

                           Great Yarmouth Branch

                           Sort Code: 55-81-45

                           For the account of: Enodis Plc

                           Account number: 06118550

              (ii) As regards the remaining amount of 612,277.90 pounds sterling and 419,253,912 pesetas of the Purchase Price by express indication of Enodis Nederland BV, it will be paid by the Purchaser to the following persons and in the following amounts in settlement of debts maintained to date by Companies of the Enodis Group:

                       - To Sammic, S.A. an amount of 419,253,912 pesetas in settlement of the debt maintained by Enodis Plc against Sammic, S.A. ;

                       - To Sammic Limited an amount of 480,630.60 pounds sterling in settlement of the debt maintained by Enodis Plc against Sammic Limited;

                       - To Sammic Limited an amount of 131,647.30 pounds sterling in settlement of the debt maintained by Viscount Catering Limited against Sammic Limited.

                       The payment mechanism set out in this paragraph (ii) of this Clause 1.3 has been expressly accepted by Sammic, S.A. and Sammic Limited as constituting full and final settlement for Enodis Plc. (for the case of Sammic, S.A.) and for Enodis Plc and Viscount Catering Limited (for the case of Sammic Limited) as regards the mentioned intercompany loans.

Clause 2.     Other actions and commitments of the Parties

     2. 1 Resignation of the directors of Sammic, S.A. and of the Subsidiaries.

              The Vendors hereby deliver to the Purchaser letters of resignation, with the signatures authenticated by Notary Public, from all the members of the administrative body of Sammic, S.A. and of the Subsidiaries, save for those who belong to the Management Team.

              The Purchaser undertakes to hold General Meetings of Sammic, S.A. and of its Subsidiaries on the date of execution of this Agreement in order to accept the resignations submitted by the members of the administrative body with the

                                       -5-

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               approval of the management and to appoint the new members of the administrative body. The approval of the management does not constitute a reduction in or alteration to the liabilities and obligations of the Vendors under this Agreement.

               Likewise, the Purchaser undertakes to deliver to the Vendors the letters of confirmation to be issued by Sammic, S.A. and by Sammic Limited in the agreed form pursuant to which they will confirm that the debts that have been satisfied in accordance with Paragraph (ii) of Clause 1.3 of this Agreement.

       2.2     Commercial Debts

               On the date of execution of this Agreement all the outstanding Commercial Debts owed by Parties Connected with the Vendors to Sammic, S.A. have been paid. In the case of the Commercial Loans of Sammic, S.A. and/or any of the Subsidiaries to Parties Connected with the Vendors and which at the date hereof have not yet become due and payable, which are the loans specified in Appendix 2.2, the Vendors expressly undertake that the said debts will be duly paid on their respective due dates, in the ordinary course of business.

               The Parties expressly state that at the present time there are no other loans or debts between Sammic, S.A. and/or the Subsidiaries (on the one hand) and any Party Connected with the Vendors (on the other hand) whether of a commercial nature or any other nature, save for those referred to in the aforementioned Appendix 2.2.

       2.3     Documentation of Sammic, S.A. and the Subsidiaries

               The Vendors deliver to the Purchaser upon receipt of the Purchase Price, all the official books, notarised deeds, authorisations or administrative resolutions and other documentation of Sammic, S.A. and the subsidiaries in its power or held to its order at the date of business execution of the Agreement.

Clause 3.     Liability of the Vendors

         Scope of liability

       3.1 Subject to each of the limitations contemplated in this Agreement, the Vendors are jointly and severally liable to the Purchaser for any financial losses which are actually caused to the Purchaser, the Company and/or the Subsidiaries and which arise out of facts which arose or existed prior to the date of execution of this Agreement and which result from:

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          (i)   The lack of veracity of the information contained in the
                Financial Statements as at 30 September 2001 which are attached as Appendix 3.1 or the existence of encumbrances over assets or guarantees provided which are not reflected in the books;

          (ii) The occurrence of any event, the performance of any action or the assumption of any commitment which is outside the ordinary course of business between the closing date of the Financial Statements and the date of execution of this Agreement in the context of the Company and/or any of the Subsidiaries.

          (iii) A failure on the part of the Company and/or any of the Subsidiaries to comply with their obligations arisen from the law as from 1 January 1998 and the date of execution of this Agreement.

     3.2 It is expressly understood that there may only be a liability on the Vendors in the terms of this Agreement if there is a certain financial loss determined in a court judgement or arbitration award or expressly accepted by the Vendors, which means that the mere detection by the Purchaser or by a third party of a potential liability, even if it is derived from any of the circumstances referred to in the previous subparagraph, shall not give rise to a situation of liability.

     3.3 In relation to the lease (the "Lease") dated 19 June 1995 between Market Harborough (Valley Way) Estates Limited and Sammic Limited of the premises known as Unit B4 The Welland Industrial Estate, Market Harborough, Leicestershire, UK (the "Premises") it is hereby agreed between the Parties that:

          (i) Assignment of the Lease is conditional on the grant of consent (the "Licence") by the Landlord under the Lease (the "Landlord"). Berisford Industrial Holdings Ltd, on behalf of the Purchaser, shall use all reasonable endeavours to obtain the Licence including payment of the Landlord's and its solicitor's reasonable costs in connection with the Licence and will keep the Purchaser fully informed at all times of the progress of each application for a Licence and will promptly supply the Purchaser with copies of all correspondence or attendance or meeting notes in relation to the application for a Licence if the Purchaser so requests.

          (ii) The Purchaser shall give to Berisford Industrial Holdings Ltd, all reasonable assistance in compliance with the terms of the Lease.

          (iii) If reasonably so required by the Landlord (having regard to the provisions of the relevant Lease and Section 19(1) of the Landlord and Tenant Act 1927), Berisford Industrial Holdings Ltd shall promptly execute the Licence, consent or other deed in order to give to the Landlord a direct covenant by Berisford Industrial Holdings Ltd to pay any rent reserved by,

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                 and to perform and observe any other obligation on the part of the tenant contained in the Lease. Berisford Industrial Holdings Ltd agrees that it shall provide or cause to be provided such security as may be reasonably required by the Landlord (having regard as aforesaid) in order to secure performance of any covenant on the part of Berisford Industrial Holdings Ltd to pay any rent reserved by, or to perform and observe any other obligation on the part of the tenant contained in the Lease provided that Berisford Industrial Holdings Ltd will not be obliged to provide personal director's guarantees or a rental deposit for a sum greater than six months rent, but for the avoidance of doubt will provide a guarantor from within Berisford Industrial Holdings Ltd group if required by the Landlord pursuant to the terms of the Lease.

          (iv) Berisford Industrial Holdings Ltd shall procure that Berisford Industrial Holdings Ltd's solicitors shall as soon as practicable following the grant of the Licence notify the Purchaser's solicitors of such grant and shall deliver to the Purchaser's solicitors a copy of the Licence after receipt of the duly executed and completed Licence.

          (v) If the Licence is not granted within the period of six calendar months after the Completion Date, or if, during that period, the Landlord gives to the Purchaser notice in writing that the Landlord refuses to grant the Licence (whether the Landlord has reasonable grounds for such refusal or not or whether the Landlord proposes placing any pre-condition on the grant of the Licence or any condition in it which, in either case, Berisford Industrial Holdings Ltd finds unacceptable) then Berisford Industrial Holdings Ltd may at its own expense apply to the Landlord for its consent to an underlease ("Licence to Underlet") to Berisford Industrial Holdings Ltd for a term equal to the residue of the term of the Lease in which case the expression "Licence" shall be deemed to include the consent sought by such application;

          (vi) If Licence to Underlet is not obtained within 12 months after the date of application Berisford Industrial Holdings Ltd shall be entitled (but not obliged) by written notice to the Purchaser to procure the Purchaser to grant an Underlease on the terms set out in Clause 3.3 (v) notwithstanding the fact that the Licence has not been obtained.

          (vii) the Vendors or any Connected Party shall from the Completion Date until determination or expiry of the Lease in accordance with its terms ("Determination") (or the date of assignment of the Lease to the Vendors and Connected Parties (the "Assignment")) be entitled to remain in the Premises and occupy it as licensee of the Purchaser; and

          (viii) Berisford Industrial Holdings Ltd shall, as from the Completion Date until the earlier of Determination or Assignment, be responsible for and indemnify the Purchaser against all costs, claims or liabilities in relation

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                to the Premises including, the performance of all obligations relating to the Premises, rents, rates, water rates, insurance premiums and other outgoings of an annual or recurring nature (apportioned on a day to day basis) and also for all charges, gas and electricity and other services consumed at or supplied to the Premises insofar as they relate to the period following the Completion Date until the earlier of Determination or Assignment.

          (ix) Until the earlier of Determination or Assignment the Purchaser shall manage and deal with the Premises in accordance with the terms of the Lease and the generally accepted principles of good estate management and undertakes to provide all reasonable assistance to the Vendors in respect of all material matters in relation to the Lease including but not limited to Determination, Assignment, the making of applications to the Landlord in respect of the management of the Premises or further assignment or underletting to a third party.

          (x) Any income or profit derived from the Premises and received by the Purchaser after the Completion Date shall be paid to the Vendors.

Limitations on liability

     3.4 Given the fact that this transaction is a management buy-out, the liability of the Vendors is expressly excluded in those circumstances which derive from acts or omissions by any of the members of the Management Team or the persons who were under their supervision which were carried out on their own initiative, that is to say without responding to instructions given or policies indicated by the administrative body of Sammic, S.A. or the directors of companies in the Enodis Group.

     3.5 The liability of the Vendors shall continue in force for TWO (2) years. All other liabilities shall become statute-barred TWO (2) years after the date of execution of this Agreement unless such liability would have a shorter prescription term foreseen by law.

          A claim made within the time limits indicated and in accordance with the procedure set out in the next clause shall mean that the duration of the liability is extended until the resolution of the claim in accordance with the terms of this Agreement.

     3.6 Under no circumstances shall the Vendors be liable pursuant to this Agreement for an amount of more than 20 million pounds sterling (or its euro equivalent at the Commercial Rate).

     3.7 Any financial loss where the individual amount involved is equal to or less than three thousand euro (3,000) shall not give rise to any liability.

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     3.8  The liability of the Vendors shall only be enforceable if the financial loss actually suffered, whether as a result of one or a number of contingencies (excluding in any event those contemplated in subparagraph 3.4 above), exceeds the sum of three hundred thousand euro (300,000). Where it does the liability shall only extend to the amount which exceeds the sixty thousand euro (60,000).

     3.9 In relation to the contributions to the pension plans existing in the Company and/or the Subsidiaries, the Purchaser agrees that the Vendors are not and will not be liable for:

          - Any obligation to pay new contributions which has to be made after the date of formalisation of this Agreement and that may be necessary to assure that the beneficiary receives the defined benefit or the defined contribution that has been guaranteed to him following the pension plan;

          - Any obligation that arises in connection with employees of the Company or of any of the Subsidiaries that have been contracted after the date of formalisation of this Agreement;

          - Any obligation that arises in connection with current employees of the Company or of any of the Subsidiaries which refers to the time after formalisation of this Agreement, even if it is based on the policies followed by the company and/or the Subsidiaries regarding contribution to the pension plans.

          It is understood that any eventual liability of the Vendors (different from the excepted cases contemplated in this clause which do not generate any liability) will be subject to all limitations provided for in this Agreement.

Clause 4. Obligation of the Vendors to indemnify

     4.1 In the cases of liability on the part of the Vendors which are contemplated in clause 3 above and subject to the limits set out therein, the Vendors shall be liable to indemnify the Purchaser. The payment of the corresponding indemnity shall be made by the Vendors directly to the Purchaser or, if the Purchaser so indicates, they shall make the payments to the Company and/or the Subsidiaries and this payment shall constitute a full release.

     4.2 Without prejudice to the application of the limitations on liability contemplated in clause 3 above, the amount of the compensation to be paid by the Vendors shall total the amount of the financial loss actually caused to the Company and/or the Subsidiaries and/or the Purchaser.

     4.3 The obligation on the Vendors to indemnify shall arise from the point in time at which the financial loss is actually caused to the Purchaser, the Company and/or the Subsidiaries.

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          For these purposes it is expressly stated that in cases where the possible liability of the Vendors arises out of a claim made by a third party against the Purchaser, against the Company or against any of the Subsidiaries, the financial loss shall be deemed to have actually occurred (and with it the obligation to indemnify to have arisen) from the point in time at which:

          (i) the claim of the third party is expressly admitted by the Vendors or they decide - exercising their right of defence which is contemplated in clause 5 below - to accept the claim, to withdraw from the actions undertaken or not to make any appeal against the administrative or judicial decisions which find in favour of the third party's claim; or

          (ii) a court judgement or arbitral award is issued which finds in favour of the third party's claim. To the extent that the said judgement or award is not binding, the Vendors may choose between paying the corresponding indemnity or providing the Purchaser with a bank guarantee for the amount of the said indemnity.

     4.4 Any amount owed by one Party to the other pursuant to this Agreement shall accrue default interest at the legal rate calculated annually from the point in time at which it becomes due and payable in accordance with the provisions of this Agreement without the need for any demand for payment and shall be computed until the date on which the sums owed are duly paid.

Clause 5. Notices and procedure

     5.1  Claims between the Parties

          In the event that either of the Parties has to make a claim against the other pursuant to the provisions of this Agreement, the following procedure shall be used:


          (i) When either of the parties becomes aware of the existence of an event which could result in the other incurring a liability pursuant to the provisions of this Agreement, it shall give notice thereof in writing, indicating the reasons and the amount and sending with the notice all the documentation which it possesses in relation to the fact or circumstance giving rise to the alleged loss;

          (ii) if the said claim is not expressly accepted by the other Party within the thirty (30) calendar days following its notification, the claim shall be deemed to have been rejected; and

          (iii) in the event that the claim made is rejected, the dispute shall be resolved in accordance with the provisions of Clause 15 hereof.

     5.2  Claim by a third party

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          The following rules shall apply specifically to any claim by third parties against the Purchaser, the Company or the Subsidiaries which may give rise to the payment of an indemnity by the Vendors to the Purchaser in accordance with the provisions of this Agreement:

          (i) The Purchaser shall notify the Vendors of the claim received immediately and diligently so that the Vendors can take the appropriate decisions in order not to prejudice any actions which may be appropriate in law or the rights which this Agreement confers on the Vendors, if such actions are prejudiced due to the failure to give notice as indicated, the Vendors shall be released from the liability derived from this Agreement.

          (ii) The Vendors may elect to treat the claim as being their responsibility and to appoint the professionals who are to deal with the claims made. The representatives appointed by the Vendors shall act pursuant to the powers of attorney required for the purpose which shall be given by the company affected at the appropriate time and in the appropriate manner, as required, and they shall co-ordinate their actions with the Purchaser.

                The Vendors shall instruct their representatives that when exercising the right of defence to which they are entitled pursuant to this clause, they must always take into account the interest of the company affected by the claim.

                It shall be understood that, insofar as the Vendors make use of their right to defend themselves, according to the provisions set forth herein, the Vendors may not oppose an exception regarding their liability foreseen in Clause 3.4 above.

          (iii) The Vendors shall have the power to require the Purchaser or the company affected to file any appeals that in the opinion of the Vendors and their lawyers, taking into account the opinion of the representatives of the Company and/or the Subsidiaries, it may be appropriate to make against administrative acts, court judgements of any kind or, where appropriate, awards or orders of arbitral tribunals.

          (iv) All costs incurred as a result of the defence shall be assumed and paid by the Vendors if the claim or action of the third party is upheld wholly or in part or by the Company if it is dismissed in full.

          (v) In the event that the Vendors waive their right to exercise their right of defence in writing, the Purchaser shall have the right to take whatever action it considers appropriate.

Clause 6. Non-competition

Pursuant to the provisions of the law, regulations or legal proceedings, the Vendors undertake during a period of one (1) year from the execution date of the present Agreement

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not to carry out, either directly or indirectly, and shall ensure that any
Related Party will not carry out during said period, any of the following activities:

          (i) to become owners, to manage, operate, control, hold a stake, as an investor, manager or any other, to be employed by, to provide consultancy services in relation to any of the manufacturing activities and sale of machinery, installations and other instruments for industrial catering use that are manufactured by Sammic, S.A.'s business activities on the execution date of the present Agreement in Spain and Portugal:

          (ii) to employ or hire any person who, in a period of one year before the execution of the present Agreement, has been an employee, agent, consultant or any similar representative of the Company and/or its Subsidiaries in Spain and Portugal.

Furthermore, and for an indefinite period of time, the Vendors shall maintain strictly confidential all the information that they have received (whether verbally or in written form) or to which they have had access regarding the Company and/or its Subsidiaries, and they may not make use of said information to carry out any activities in any of the sectors in which the Company and/or its Subsidiaries has a presence, subject to legal and regulatory requirements.

The Purchaser undertakes for an identical period of one (1) year calculated from the execution date of the present Agreement that Sammic, S.A. shall grant Viscount Catering Limited the commercial status as privileged client.

Non-compliance by any of the Parties of the undertakings set forth herein shall imply the imposing of sanctions established by the corresponding courts or arbitration bodies, but for the cases in which the damage caused is higher than one hundred thousand euros (100,000) a penal clause is agreed together with the losses and damages caused, in accordance with the provisions of Article 1.153 of the Spanish Civil Code, calculated at the amount of one million six hundred thousand (1,600,000) euros, notwithstanding the capacity held by the corresponding courts and arbitration bodies to amend said amount.

Clause 7. Additional undertaking

7.1. In addition to the obligations assumed by virtue of this Agreement, Enodis Nederland BV secures the fulfilment of the obligations established in clauses 2.2, 3.3, 6 and 14 for the Connected Parties that are direct or indirect subsidiaries of Enodis Nederland BV.

7.2 Enodis plc. is the guarantor of the Connected Parties, other than those referred to in paragraph 7.1, in relation to the fulfilment of the obligations established in clauses 2.2, 3.3., 6 and 14.

7.3 Enodis Plc is the guarantor of Enodis Nederland BV in relation to the obligations assumed by the latter by virtue of this Agreement, undertaking to meet said obligations should Enodis Nederland BV not do so.

7.4 The rules set forth in the Spanish Civil Code regarding discussion, division and order in favour of the guarantor shall be applicable to the security deposits provided for in paragraphs 7.1, 7.2 and 7.3.

Clause 8. Non transfer undertaking

8.1 The Purchaser undertakes vis-a-vis the Vendors not to transfer or perform any transaction by which an equal result could be reached, be it directly or indirectly, pursuant to which a number of shares or indivisible quotas thereof equal to or in excess of 25% of the Shares, will be transferred for a price above that which is established in the present Agreement and within a term of one year as from the date hereof.

8.2 Should the obligation established in the previous paragraph be violated, the Vendors may claim from the Purchaser

          (i) Should all the Shares be transferred, the payment of 77.7% of the price received by the Purchaser as a result of the transfer thereof, deducting the Price established in the Agreement;

          (ii)  Should 25% or more of the Shares be transferred, the payment of

                  (a) 50% of the price received by the Purchaser that can be attributed due to each participation in the share capital of the Purchaser to 3i Group plc. 3i Europartners IIIA LP and 3i Europartners IIIB LP (or any other connected entity to 3i (the "Connected Entity") to which any of these has assigned its direct or indirect stake in the Purchaser), deducting the result of applying the percentage of the Shares effectively transferred and attributable to 3i Group plc. 3i Europartners IIIA LP and 3i Europartners IIIB LP (or any other Connected Entity to 3i to which any of these has assigned its direct or indirect stake in the Purchaser) at the Price established in this Agreement.

                  (b) 100% of the price received by the Purchaser attributable to any other shareholder of the Purchaser, other than amounts attributable at the date of this Agreement to 3i Group plc 3i Europartners IIIA LP and 3i Europartners IIIB LP (or any other Connected Entity to 3i to which any of these has assigned its direct or indirect stake in the Purchaser), deducting the result of applying the percentage of the Shares effectively transferred and attributable to said shareholder at the Price established in this Agreement.

Clause 9. Transfer form and Tax-return form

9.1 At the date of execution of this Agreement Berisford Industrial Holdings Limited shall deliver to the Purchaser or its nominee (i) a duly executed transfer form in respect of the portion of Shares in Sammic Limited which it owns and (ii) the share certificates for such shares.

9.2 Berisford Industrial Holdings Ltd shall have the responsibility for, and the conduct of, preparing, submitting, negotiating and agreeing with the relevant tax authorities, all outstanding tax computations and returns of Sammic Limited for each accounting period up to and including that ending on 30 September 2001 (the "Relevant Accounting Periods").

     The Purchaser shall procure that Sammic Limited shall make such claims, surrenders, disclaimers and elections or give such notice or consent or do such other things as were taken into account in computing a provision for tax in any accounts of the Relevant Accounting Periods and may reasonably be directed by Berisford Industrial Holdings Ltd relating to the Relevant Accounting Periods.

     The Purchaser shall provide Berisford Industrial Holdings Ltd with such information and assistance which Berisford Industrial Holdings Ltd may reasonably require to prepare, submit and agree all tax computations, documents or correspondence relating to the Relevant Accounting Periods.

     Berisford Industrial Holdings Ltd and the Purchaser shall deliver to each other copies of all correspondence sent to, or received from, any tax authority relating to the tax computations for the Relevant Accounting Periods, as the case may be, delivery to be effected promptly on despatch, or as the case may be, receipt.

     The Purchaser shall take such action (including signing and authorising computations and returns) as is necessary or desirable to give effect to this clause.

Clause 10 Notices

10.1 The Parties nominate and to the extent necessary appoint as their representatives the individuals indicated in subparagraph 9.2 to represent them for the purposes of all notices, negotiations and incidents which may arise in the performance of this Agreement.

10.2 Any notice or communication which either of the Parties has to give to the other Party by reason of this Agreement must be made in writing and sent by urgent registered post with acknowledgement of receipt, carriage paid, to the addresses indicated below. Any notice sent by fax, electronic mail or other electronic means must be confirmed in writing in accordance with the above provisions, making reference to the fax, electronic mail etc.

     Any notice sent by any of the methods indicated above shall be deemed to have been received when it is actually known about or five (5) days after the date on which it was sent.

              The Vendors:             ENODIS NEDERLAND BV

                                       Mr W. Van de Giessen

                                  Heemraadssingel 261
                                  3023 CE Rotterdam, The Netherlands

                                  BERISFORD INDUSTRIAL HOLDINGS LIMITED
                                  Mr David Hooper
                                  Enodis PLC
                                  Washington House
                                  40-41 Conduit Street
                                  London W1S 2YQ, United Kingdom

        (a)
              The Purchaser:      ASOCIACION KAISERI 99, S.L.
                                  To the attention of the Chairman of the Board of Directors
                                  Atxubiaga, 14
                                  20730 Azpeitia - Guipuzcoa (Espana)
                                  Fax: + 34 94 3150190

              With copy to:       3i Europe plc Sucursal en Espana
                                  To the attention of the Managing Director
                                  C/ Ruiz y Alarcon, 12 - 2 (degrees) B
                                  28014 - Madrid (Espana)
                                  Fax: + 34 91 521 98 19

                                  3i Group plc, 3i Europartners IIIA
                                  LP and 3i Europartners IIIB LP.
                                  91 Waterloo Road, London SE1 8XP, UK
                                  For the attention of the Secretary of 3i
                                  Group plc.
                                  Fax: (44)(71) 928.00.58

        (b)
                                  ENODIS PLC
                                  Mr David Hooper
                                  Enodis PLC
                                  Washington House
                                  40-41 Conduit Street
                                  London W1S 2YQ, United Kingdom

Clause 11. General clauses

11.1 The headings of the paragraphs and clauses of this Agreement are included for ease of reference and do not form part of the Agreement.

11.2 This Agreement, its appendices and the agreements specifically referred to in it constitute the entire agreement between the Parties hereto as at the date of execution in relation to all matters which are dealt with herein and any prior act or agreement has no further effect.

11.3 No time period, condition, warranty or representation other than those contained in the Agreement and no amendment shall be binding, save where made in writing and signed by the Party making it.

11.4 The illegality, invalidity or unenforceability of any of the clauses of this Agreement shall not affect its efficacy provided that the rights or obligations of the Purchaser or the Vendors which are derived herefrom are not affected in a material way, with material meaning any action which seriously harms the interests of either of the Parties in such a way that it results in the lack of a proper defence or it falls on the very purpose of the Agreement.

11.5 To the extent that in compliance with the provisions of this Agreement both Parties agree any kind of statement, announcement or information in general, the contents of the same, whether oral or in writing, may not be used to attribute any meaning to the representations of the Parties nor to construe the clauses of this Agreement, its Appendices or ancillary documents or the intentions of the parties, nor to alter the true nature of the relationship agreed.

Clause 12. Expenses and taxes

Each Party shall assume the expenses incurred by it.

Any taxes which may be derived from the sale and purchase of the Shares shall be borne by the Parties in accordance with the law.

Clause 13. Governing law

This Agreement shall be governed by and construed and performed in accordance with Spanish law.

Clause 14. Confidentiality

14.1 Confidentiality

     Subject to the requirements of any law, regulation or judicial process, the Parties and those connected with them must maintain strict confidentiality in relation to the conditions laid down in this Agreement and the information of which they become aware from the other Party and must indemnify the said Party for any loss and damage caused by a breach of this duty of confidentiality. Both Parties must authorise the contents of any kind of announcement which they wish to make about this transaction.

14.2 Collaborators

     Subject to the requirements of any law, regulation or judicial process, Tthe Parties shall instruct their respective professionals, collaborators, employees and individuals who have had knowledge of the transaction or know about the operations and information which are considered confidential that they must maintain strict confidentiality in respect of such information or data and they shall be liable for any damage which a breach by such persons may cause to the other Party.

Clause 15. Arbitration

In order to resolve any dispute which results from the construction and/or performance of this Agreement, the Parties submit to an arbitration in law in accordance with the provisions of the Private Law Arbitration Act [Ley de Arbitraje de Derecho Privado] of 5 December 1988 under the rules of the Madrid Civil and Commercial Arbitration Court [Corte Civil and Mercantil de Arbitraje de Madrid]. The arbitration shall take place in Madrid and three arbitrators shall be appointed. The parties agree to be bound by and to comply with the arbitral award in all its terms.

And in witness of their approval the Parties sign this Agreement in one copy to a single effect in the place and on the date first before written.


/s/ Jose Maria Fernandez-Daza
-----------------------------
Mr Jose Maria Fernandez-Daza
as attorney for each of
Enodis Nederland BV, Berisford Industrial Holdings Ltd and Enodis Plc.

/s/ Francisco Javier Goenaga Aseguinolaza
-----------------------------------------

Mr. Francisco Javier Goenaga Aseguinolaza for and on behalf of
ASOCIACION KAISERI 99, S.L.

         ANNEX A TO THE SALE AND PURCHASE AGREEMENT FOR COMPANY SHARES
                       IN SAMMIC, S.A. AND SAMMIC LIMITED

Identification details of the company ENODIS NEDERLAND BV

Enodis Nederland BV, a Dutch company, with registered address at Heemraadssingel 261, 3023 CE Rotterdam (The Netherlands) and registered at the Chamber of Commerce and Industry of Rotterdam under number 27116495.

Is hereby represented by Mr Jose Maria Fernandez-Daza Alvear, of legal age, married, with business address at Paseo de la Castellana 110, 28046 Madrid and holding Spanish Identity Card 8.489.693-H, acting as Attorney, as recorded in a power of attorney executed before Mr M.H.J. Veldhuis, Notary Public in Rotterdam (The Netherlands), on 5 December 2001.

          ANNEX B TO THE SALE AND PURCHASE AGREEMENT FOR COMPANY SHARES
                       IN SAMMIC, S.A. AND SAMMIC LIMITED

Identification details of the company Berisford Industrial Holdings Limited

Berisford Industrial Holdings Limited, a British company, with registered address at Washington House, 40-41 Conduit Street, London W1S 2YQ (England) and registered at the Company Registry Office for England and Wales under number 2887689.

Is hereby represented by Mr Jose Maria Fernandez-Daza Alvear, of legal age, married, with business address at Paseo de la Castellana 110, 28046 Madrid and holding Spanish Identity Card 8.489.693-H, acting as Attorney, as recorded in a power of attorney executed before Mr James Kerr Milligan, Notary Public in London (England) on 4 December 2001.

          ANNEX C TO THE SALE AND PURCHASE AGREEMENT FOR COMPANY SHARES
                       IN SAMMIC, S.A. AND SAMMIC LIMITED

Identification details of the company Enodis Plc

Enodis Plc, a British company, with registered address at Washington House, 40-41 Conduit Street, London W1S 2YQ (England) and registered at the Company Registry Office for England and Wales under number 109849.

Is hereby represented by Mr Jose Maria Fernandez-Daza Alvear, of legal age, married, with business address at Paseo de la Castellana 110, 28046 Madrid and holding Spanish Identity Card 8.489.693-H, acting as Attorney, as recorded in a power of attorney executed before Mr James Kerr Milligan, Notary Public in London (England) on 6 December 2001.

                      ANNEX D TO THE ACQUISITION AGREEMENT

Identification data for the company ASOCIACION KAISERI 99, S.L.

The company ASOCIACION KAISERI 99, S.L., with registered address in San Sebastian, at Calle Avenida de la Libertad, number 20, 2A, incorporated for an indefinite term by means of a deed authorised by Mr Eduardo Ares de Parga Saldias, Notary Public in Bilbao, on 14 November 2001, under number 2,793 of his official records, and which is pending recording in the Mercantile Registry of Guipuzcoa.

Said company acts through its representative, Mr Jose Maria Pena Neira, of legal age, married, resident of Azpeitia (Guipuzcoa), with address at Calle Atxubiaga, number 13, and bearer of Spanish National Identity Document number 16.036.301-B, acting in his capacity as attorney, pursuant to a deed authorised on 10 December 2001 by Mr Eduardo Ares de Parga Saldias, Notary Public in Bilbao, under number 3,072 of his official records.

                      ANNEX E TO THE ACQUISITION AGREEMENT

DEFINITIONS

Shares                      Means the Shares in Sammic, S.A and the Shares in
                            Sammic Limited jointly

Shares in Sammic Limited    Means the 30 ordinary shares and 27,400 preference
                            shares in the English company Sammic Limited, a company incorporated in England under number
                            02765706, which are identified in Appendix III.

Shares in Sammic, S.A.      Means all of the shares in Sammic, S.A. owned by
                            Enodis Nederland BV, which are identified in Appendix II.

Appendices                  Means the appendices which are attached to this
                            document as an integral part of the Agreement.

Purchaser                   Means ASOCIACION KAISERI 99, S.L.

Agreement                   Means this agreement, its Appendices.

Management Team             Means the group made up of the directors Messrs
                            Xabier Goenaga Aseguinolaza, Jose Maria Pena Neira,
                            Jon Markina Iriarte and Tomas Alcorta Echenique.

Financial Statements        Means the balance sheet and profit and loss account
                            of the Sammic, S.A. as at 30 September 2001, individual and consolidated as well as the balance sheet and profit and loss account of the Subsidiaries individually considered.

Subsidiaries                Means "Sammic Limited (UK)", "Sammic, SRL" (Italy),
                            "Sammic, SARL" (France), and Sammic Equipamientos de
                            Hotelaria, Lda" (Portugal) together.

Party                       Means one of the Parties to the Agreement.

Connected Party/Party       Means the Vendors and any entity belonging to the
                            same group in accordance with the definition in article

Connected               4 of Law 24/1988 of 28 July 1988, the Stock Market Act
                        [Ley del Mercado de Valores].

Company Means Sammic, S.A., Company of Spanish nationality, which has its registered office at calle Atxubiaga, 14, Azpeitia, (Guipuzcoa) and which was incorporated with the name of Berisford Espana, S.A. for an indefinite length of time pursuant to a deed notarised by the Madrid Notary Public Mr Carlos Ruiz-Rivas Hernando,on 23 June 1987. It is registered in the Guipuzcoa Companies Registry in volume 1,648, sheet SS-12.852, folio 1, section 8 and is the holder of Taxpayer's Identification Code n(degrees) A20597951.

Commercial debts        Means intra group trading balances (purchase/sell of
                        goods) that have reached their due date.

Commercial loan         Means intra group trading balances (purchase/sell of
                        goods where normal payment date is in the future).

Conversion rate         Means the Sterling/Euro exchange rate fixed at or about
                        2.15 pm (Continental European Time) by the European
                        Central Bank on the second Business Day prior to the date of Completion or, if there is no such fixing on the relevant day, the rate at or about 2.00 pm (London Time) on such day as determined by the Bank of England.

Business Day            Means a day on which banks in London and Madrid are
                        open for the transaction of normal business.

Connected Entity        Means any entity obtaining to the same group in
                        accordance with the definition in article 4 of Law
                        24/1988 of 28 July 1988, the Stock Market Act.

Vendors Means Enodis Nederland BV and Berisford Industrial Holdings Ltd., each in respect of the Shares which it is transferring.

                     ANNEX II TO THE ACQUISITION AGREEMENT

Title deeds corresponding to the shares in SAMMIC, S.A., Sociedad Unipersonal

ENODIS NEDERLAND, B.V. (formerly BERISFORD NEDERLAND, B.V.) is the holder of one million (1,000,000) shares in Sammic, S.A., numbered 1 to 1,000,000, inclusive. The ownership deeds for the aforementioned shares are:

..    Deed of incorporation of the Company authorised on 23 June 1997 by Mr
     Carlos Ruiz-Rivas Hernando, Notary Public in Madrid, under number 1,752 of his official records.

..    Deed for an increase in share capital in the Company authorised on 28
     January 1998 by Mr Aquiles Paternottre Suarez, Notary Public in San Sebastian, under number 295 of his official records.

..    Deed of a merger by absorption authorised on 10 December 1997 before Mr
     Aquiles Paternottre Suarez, Notary Public in San Sebastian, under number 3,476 of his official records.

                     ANNEX III TO THE ACQUISITION AGREEMENT

Title deeds corresponding to the shares in SAMMIC LIMITED

BERISFORD INDUSTRIAL HOLDINGS LIMITED is the holder of 27,400 preference shares in Sammic Limited. The title deeds for said preference shares are as follows:

..    Transfer form for 27,400 preference shares in favour of Berisford
     Industrial Holdings Limited. The ownership of said preference shares is reflected in two certificates in which status as holder of 13,700 preference shares, each with a face value of 1 pound sterling, is set forth in each one of the certificates.

..    Two transfer forms for 15 ordinary shares each in favour of Berisford
     Industrial Holdings Limited dated 28 November 1997.